LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


Jesse Lynn, Assistant General Counsel                  Direct Dial: 212-702-4331
                                                       E-mail:  jlynn@sfire.com


                                  May 19, 2008


CONFIDENTIAL TREATMENT REQUESTED
VIA FAX, FEDERAL EXPRESS AND EDGAR
----------------------------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Matthew Crispino, Esq. and
            Daniel F. Duchovny, Esq.


RE:  YAHOO! INC. (THE "COMPANY")
     SOLICITATION MATERIALS FILED PURSUANT TO RULE 14A-12
     FILE NO. 000-28018
     FILED MAY 15, 2008 BY CARL C. ICAHN, KEITH A. MEISTER, ET. AL.
     --------------------------------------------------------------

Ladies and Gentlemen:

     Set forth below, on behalf of Carl C. Icahn, Keith A. Meister, Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer, Brian S. Posner, Robert K. Shaye, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp. Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Vincent J. Intrieri, David S. Schechter and Mayu Sris (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") received by Jesse Lynn, Assistant General Counsel to Carl C. Icahn and affiliates, via fax on May 16, 2008, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     1. The Filing Persons confirm that in future filings they will not use the word "potential" when discussing the proxy solicitation or the participants in the solicitation, and that they will not include any statements that may imply that they will not file a proxy statement. With respect to the last sentence of comment #1, the Filing Persons plan to file and disseminate a proxy statement

     2. The Filing Persons confirm that they will revise in future soliciting materials their disclosure under the heading "Potential Participants" to state that each person named is the beneficial owner of securities, instead of stating that each person may be deemed to have beneficial ownership.

     3. The Filing Persons confirm that they will revise the disclosure relating to the shares owned by Ms. Golden in future soliciting materials to eliminate any suggestion that Mr. Icahn may be deemed to have beneficial ownership of the relevant shares due to his relationship to Ms. Golden.

     4. Below please find support for the statements noted in comment #4. The Filing Persons believe a revision is unnecessary because the noted statements were expressions of belief (as indicated by the phrases, "it is clear to ME," "I am perplexed" and "it is MY understanding"). However, the Filing Persons confirm that in future filings each statement or assertion of opinion will be more clearly characterized as such. In addition, the Filing Persons believe that a reasonable factual basis existed for each of such statements, as noted below. Further, the Filing Persons believe that support for the noted statements of belief was self-evident (based on, among other things, the plethora of news and investment research reports published prior to the Filing Persons' statements which expressed similar opinions). However, the Filing Persons confirm that in future filings, support for opinions or beliefs, if not self-evident, will either be disclosed in the solicitation materials or provided to the staff on a supplemental basis.

          o Assertion that the Yahoo board "has acted irrationally and lost the faith of shareholders and Microsoft" --

          Support:   The  Filing  Persons  believe  that  many   contemporaneous
          statements by Yahoo shareholders and Microsoft representatives, a sampling of which is excerpted below, support this assertion:

               (i) "I still believe even today that our offer remains the only alternative put forward that provides your stockholders full and fair value for their shares. By failing to reach an agreement with us, you and your stockholders have left significant value on the table. But clearly a deal is not to be." - Steven Ballmer, May 3, 2008 (Microsoft)

               (ii) "Despite  our best  efforts,  including  raising  our bid by roughly $5 billion, Yahoo! has not moved toward accepting our offer. After careful consideration, we believe the economics demanded by Yahoo! do not make sense for us, and it is in the best interests of Microsoft stockholders, employees and other stakeholders to withdraw our proposal."
                    - Steven Ballmer, May 3, 2008 (Microsoft)

               (iii) "I'm  extremely  disappointed  in  Jerry  Yang.  I think he overplayed a weak hand. And I'm even more disappointed in the independent directors who were not responsive to the needs of independent shareholders. It's evident that most shareholders would have been perfectly happy with a transaction in the $34 range." - Gordon Crawford, May 5, 2008 (DJ Newswires)

               (iv) "I am  extremely  angry at Jerry  Yang and at the  so-called
                    independent   board.   I  would   love  to  know  who  these
                    shareholders are. It's none of the ones that I talked to today. Everybody I talked to would have sold their stock at $34. I'm hoping that there is such an outpouring of outrage that the board is embarrassed into revisiting this thing, but I'm not optimistic about that." - Gordon Crawford, May 6, 2008 (New York Times)

               (v) "If Jerry Yang wants to understand why Yahoo shareholders are so unhappy, he should go to his new favorite search engine - Google - and look up the phrase `breach of fiduciary duty.' Yang's willingness to put the heart of Yahoo's search function in Google's hands to preclude a Microsoft bid representing a 70%-plus premium demonstrates that Yang was never negotiating in good faith." - Mark Lebovitch, May 6, 2008 (MarketWatch)

               (vi) "I  haven't  spoken to one Yahoo  shareholder  who is happy.
                    [Investors are] upset, frustrated and wanting to know what they can do." - Eric Jackson, May 6, 2008 (San Jose Mercury
                    News)

               (vii) "Jerry has not given the  shareholders  a vote in this. The shareholders never got a chance to say whether $33 was a good price or not, and people, including myself, are very skeptical about the forecasts he's put out." - Larry Haverty, May 6, 2008 (San Jose Mercury News)

          Note: Gordon Crawford's firm, the Capital Group Companies, controls approximately 225 million shares; Mark Lebovitch represents Police and Fire Retirement System of the City of Detroit and General Retirement System of the City of Detroit; Eric Jackson's firm, Ironfire Capital, controls approximately 2 million shares; Larry Haverty's firm, GAMCO Investors, controls approximately 2 million shares

          o Assertion that "it is quite obvious that Microsoft's bid of $33 per share is a superior alternative to Yahoo's prospects on a standalone basis" --

          Support: The Filing Persons believe the data set forth below supports this assertion:

Firm                Analyst                        Price Target       Date
------------------- ------------------------------------------------------------
Sanford Bernstein   Jeffrey Lindsay                      $25.00       5/15/08
------------------- ------------------------------------------------------------
Lehman Brothers     Douglas Anmut                        $23.00       5/08/08
------------------- ------------------------------------------------------------
UBS                 Benjamin Schachter                   $30.00       5/08/08
------------------- ------------------------------------------------------------
Citigroup           Mark Mahaney                         $26.00       5/06/08
------------------- ------------------------------------------------------------
Goldman Sachs       James Mitchell                       $26.00       5/05/08
------------------- ------------------------------------------------------------
Bank of America     Brian Pitz                           $27.00       5/05/08
------------------- ------------------------------------------------------------
Deutsche Bank       Jeetil Patel                         $17.00       4/23/08
------------------- ------------------------------------------------------------

                    Average                              $24.86
------------------- ------------------------------------------------------------
                    Offer                                $33.00
------------------- ------------------------------------------------------------
                    Offer premium to average                33%
--------------------------------------------------------------------------------
Source:  Bloomberg, 5/19/08; price target represents long-term target
--------------------------------------------------------------------------------

          o Disclosure that many of Yahoo's shareholders strongly believe that a combination between Yahoo and Microsoft would create a dynamic company that could compete with Google on the Internet --

          Support:   The  Filing  Persons  believe  that  many   contemporaneous
          statements by analysts and Yahoo shareholders, a sampling of which is excerpted below, support this assertion:

               (i) "We were disappointed that Yahoo! failed to reach an agreement with Microsoft. We continue to believe that a combination between Yahoo! and Microsoft would form a dynamic company and a stronger competitor to Google." - Paulson & Company, May 15, 2008 (Bloomberg)

               (ii) "In general,  we believe a deal would make strategic  sense, as a Microsoft/Yahoo combination would be a more formidable competitor to Google." - Brian Pitz, February 1, 2008 (Bank of America)

          Note: Paulson & Company controls approximately 50 million shares.

          o Disclosure that a number of Yahoo shareholders have asked you to lead a proxy fight to remove the current Yahoo board --

          Support: Mr. Icahn received a number of calls from Yahoo shareholders asking whether he would be willing to lead a proxy fight to remove the current board. In addition, the following excerpt from a contemporaneous RiskMetrics research piece expresses similar sentiments:

          "In the BEA Systems situation, activist fund manager Carl Icahn was instrumental in publicly and privately cajoling the parties to strike a deal. We note that since Microsoft's withdrawal, large Yahoo shareholders including Bill Miller of Legg Mason and Capital Research Investors have publicly questioned Yahoo's behavior. Legg Mason has implied that the fund would have been open to considering a bid lower than what the Yahoo board was demanding. Cap Re has been more critical, with portfolio manager Gordon Crawford stating that "Yahoo [has driven away] a willing and fairly generous buyer, and all of us are the poorer for it today." . . . It's one thing for normally "plain vanilla" investors like Cap Re and Legg Mason to provide a few critical quotes in the papers. It's quite another for such investors to take the lead in an activist campaign. Despite the increased willingness of "mainstream" or non-activist funds to dip their toes in the activist waters, there remains a stigma attached to activism at traditional "long only" funds. With very rare exceptions (see Oppenheimer's lead dissident role in the palace coup at Take-Two Interactive in 2007), these funds will not lead a proxy fight or "vote no" campaign (although they may, and often do, support a hedge fund activist that does). Which leads us back to the recent firm market bid to Yahoo and the 600 million shares traded since Monday. Who is buying Yahoo? Unsubstantiated market rumors have run rampant in recent days that unnamed activist funds are accumulating Yahoo shares with a view to doing precisely what unsatisfied vanilla investors will not do - lead an opposition campaign at Yahoo's upcoming annual meeting, now scheduled for July 3. To the extent these market rumors are true, the Yahoo situation could become more like BEA Systems. An activist fund would serve as the `front man' for the vanilla funds who are unhappy with Yahoo directors and CEO Jerry Yang. The mainstream funds could preserve their well-guarded reputation as "long term" passive shareholders. Because activist hedge funds have no such reputational qualms, they would be free to run a highly public and critical offensive." - Chris Young, May 8, 2008 (RiskMetrics Group)

          o Belief that "a combination between Microsoft and Yahoo is by far the most sensible path for both companies" --

          Support:   The  Filing  Persons  believe  that  many   contemporaneous
          statements by analysts and Microsoft representatives, a sampling of which is excerpted below, support this assertion:

               (i) "We believe the proposed acquisition of YHOO by MSFT makes strong strategic sense for both sides and we believe it will likely be accepted by YHOO." - Douglas Anmuth, February 1, 2008 (Lehman Brothers)

               (ii) The  Filing  Persons  note  that in  November  2005,  Google represented 40% of the US search market, Yahoo! 30% and Microsoft 14%. In February 2008, Google represented 59% of the US search market, Yahoo! 22% and Microsoft 10%. In little over two years, Google has picked up 19% of market share while Yahoo! lost 8% and Microsoft lost 4%. The Filing Persons believe that a Yahoo! - Microsoft combination would act as a strong competitor to Google and potentially reverse the US search share loss through the realization of synergies via scale economics, expanded R&D capacity, operational efficiencies and emerging user experiences. Steven Ballmer, the CEO of Microsoft, offered the following detail around the synergy potential in the letter that Microsoft sent to Yahoo's Board of Directors on January 31, 2008:

               "Scale economics: This combination enables synergies related to scale economics of the advertising platform where today there is only one competitor at scale. This includes synergies across both search and non-search related advertising that will strengthen the value proposition to both advertisers and publishers. Additionally, the combination allows us to consolidate capital spending.

               Expanded R&D capacity: The combined talent of our engineering resources can be focused on R&D priorities such as a single search index and single advertising platform. Together we can unleash new levels of innovation, delivering enhanced user experiences, breakthroughs in search, and new advertising platform capabilities. Many of these breakthroughs are a function of an engineering scale that today neither of our companies has on its own.

               Operational efficiencies: Eliminating redundant infrastructure and duplicative operating costs will improve the financial performance of the combined entity.

               Emerging user experiences: Our combined ability to focus engineering resources that drive innovation in emerging scenarios such as video, mobile services, online commerce, social media, and social platforms is greatly enhanced."

     5. The Filing Persons have not engaged in any prior solicitation of Yahoo shareholders.

     Each of the Filing Persons hereby acknowledges that:

     o the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                              Very truly yours,


                                                              /s/ Jesse Lynn
                                                              --------------
                                                              Jesse Lynn